SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                           --------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 000-51385

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Colonial Bank, FSB 401(k) Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Colonial Bankshares, Inc.
                                2745 Delsea Drive
                               Vineland, NJ 08360


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                              SUMMARY ANNUAL REPORT
                                       for
                      COLONIAL BANK, FSB 401K SAVINGS PLAN


This is a summary of the annual report for COLONIAL BANK, FSB 401K SAVINGS PLAN, 21-0599178/002 for 01/01/2007 through 12/31/2007. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust. Plan expenses were $2,121. These expenses included $2,121 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 72 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,478,819 as of 12/31/2007, compared to $1,285,524 as of 01/01/2007. During the plan year the plan experienced an increase in its net assets of $193,295. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $195,416, including employer contributions of $64,360, employee contributions of $174,015, and earnings from investments of ($42,959).

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

     1. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of COLONIAL BANK, FSB, who is Plan Administrator at 2745 S DELSEA DR, VINELAND, NJ, 08360-7079, (856) 205-0058. The charge to cover copying cost will be $3.00 for the full annual report, or $0.50 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 2745 S DELSEA DR, VINELAND, NJ, 08360-7079 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          COLONIAL BANK, FSB 401(k) SAVINGS PLAN

                                          By:  RSGROUP TRUST COMPANY




Date June 26, 2008                        By:      /s/ Stephen A. Hughes
                                          Name:    Stephen A. Hughes
                                          Title:   Trust Officer